

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

August 21, 2009

Via U.S. Mail and Facsimile to (815) 846-0755

Mr. Wayne Anderson
President and Acting Chief Financial Officer
Adventure Energy, Inc.
33 6th Street South, Suite 600
St Petersburg, FL 33701

> **Re:** **Adventure Energy, Inc.**
> **Item 4.01 Form 8-K**
> **Filed July 17, 2009**
> **Item 4.01 Form 8-K/A**
> **Filed July 31, 2009**
> **Item 4.01 Form 8-K**
> **Filed August 4, 2009**
> **Item 4.01 Form 8-K/A**
> **Filed August 20, 2009**
> **File No. 333-154799**

Dear Mr. Anderson:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Chris White
Branch Chief